CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

December 9, 2005                                                                                                                                                                                                                                     Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

Rob McEwen to purchase up to 1,250,000 shares in Coral Gold Resources Ltd., becomes a Director and Executive Chairman of the Board

Coral Gold Resources Ltd. (the “Company”) has arranged a non-brokered private placement of up to 1,500,000 common shares at a price of $3.00 per share. The placee for up to 1,250,000 shares is Mr. Robert R. McEwen and upon closing he will hold just under 20% of the outstanding shares.

The net proceeds of the offerings will be used for additional exploration and development work on the Company's mining properties and for general working capital requirements.

The above transactions will be subject to regulatory approval.

The Company also announces the appointment of Mr. Robert R. McEwen to the Board of Directors and as Executive Chairman of the Company. Mr. McEwen is Chairman and CEO of U.S. Gold Corporation and Lexam Explorations Inc. and was the founder and former Chairman and CEO of Goldcorp Inc., which is one of the world’s top 10 gold producers. Mr. McEwen followed his father into the investment industry and also developed a passion for gold. In 1990 Mr. McEwen jumped into the mining industry, where he transformed Goldcorp from a collection of small companies into a mining powerhouse. Since 1993, when Mr. McEwen started restructuring Goldcorp, its market capitalization has grown from $60 million to over $8 billion and Goldcorp’s share price has increased at 31% compound annual growth rate since 1993. Mr. McEwen holds an Honorary Doctor of Laws Degree, York University, Toronto, a MBA from Schulich School of Business, York University, Toronto, Ontario, Canada, and a BA from the University of Western Ontario, London, Ontario, Canada. He is also a member of WPO, the Canadian Council of Chief Executives and the Dean's Advisory Board, Schulich School of Business.

Coral Gold has been exploring a portfolio of strategically located claim blocks along the Battle Mountain-Eureka/Cortez gold trend in north-central Nevada. These properties are situated in the active Crescent Valley region, site of the large Cortez (Pipeline) gold mine.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“Louis Wolfin”
Louis Wolfin
Director

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